UNITED STATES*
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G

 Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
FTI Consulting Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
302941109
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  ☒ Rule 13d-1(b)

  ☐ Rule 13d-1(c)

  ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302941109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Black Creek Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization:	Toronto, Ontario, Canada

Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power	3298207
	6. Shared Voting Power	0
	7. Sole Dispositive Power	3298207
	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3298207
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9):	7.78%
12.	Type of Reporting Person (See Instructions):	IA

Item 1.
(a) Name of Issuer: (b) Address of Issuer’s Principal Executive Offices:	FTI Consulting Inc. 1101 K Street NW Suite B100 Washington, DC 20005 United States
Item 2.
(a) Name of Person Filing: (b) Address of Principal Business Office:	Black Creek Investment Management Inc. 123 Front Street West Suite 1200 Toronto, ON M5J 2M2 Canada

(c)	Citizenship: Toronto, Ontario, Canada
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 302941109
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.       Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 3298207
(b)	Percent of class: 7.78%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3298207
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3298207
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.
Instruction: Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Certain other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.  Securities held by the Filer on behalf of Black Creek Global Leaders Fund, Black Creek Global Balanced Fund and Black Creek Global Balanced Corporate Class, all of which are investment funds managed by CI Investments Inc., hold in aggregate more than 5 percent of the class.  None of the funds individually hold more than 5 percent of the class.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Black Creek Investment Management Inc. Date: February 13, 2017 By: /s/Miriam Lee
Miriam Lee Chief Compliance Officer